DESCRIPTION OF CAPITAL STOCK
General
The authorized capital stock of Southwest Gas Holdings, Inc. consists of (1) 120,000,000 shares of Southwest Gas Holdings, Inc. common stock, with a $1.00 par value, (2) 5,000,000 shares of preferred stock, without par value, and (3) 2,000,000 shares of preference stock, with a $20.00 par value. As of March [ ], 2024, there were issued and outstanding [71,521,131] shares of Southwest Gas Holdings, Inc. common stock and no shares of Southwest Gas Holdings, Inc. preferred stock or preference stock. No other classes of capital stock are authorized under our certificate of incorporation.
The following description of Southwest Gas Holdings, Inc.’s capital stock is only a summary and is qualified in its entirety by reference to our certificate of incorporation, bylaws and the Tax-Free Spin Protection Plan, dated as of November 5, 2023 (as the same may be amended from time to time, the “Plan”), between the Company and Equiniti Trust Company, LLC, as rights agent. Therefore, you should read carefully the more detailed provisions of our certificate of incorporation, bylaws and the Plan, copies of which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part.
Common Stock
We have one class of common stock. All holders of our common stock are entitled to the same rights and privileges, as described below.
Voting Rights. Except as otherwise provided by law, each holder of common stock is entitled to one vote per share on each matter submitted to a vote at a meeting of stockholders, including the election of directors.
Dividends. The holders of Southwest Gas Holdings, Inc. common stock are entitled to receive such dividends as the Board may from time to time declare, subject to any rights of holders of outstanding shares of Southwest Gas Holdings, Inc. preferred stock.
Liquidation. In the event of any liquidation, dissolution or winding up of Southwest Gas Holdings, Inc., whether voluntary or involuntary, the holders of shares of Southwest Gas Holdings, Inc. common stock, subject to any rights of the holders of outstanding shares of Southwest Gas Holdings, Inc. preferred stock, are entitled to receive any remaining assets of Southwest Gas Holdings, Inc. after the discharge of its liabilities.
Rights and Preferences. Holders of Southwest Gas Holdings, Inc. common stock are not entitled to preemptive rights to subscribe for, or purchase any part of, any new or additional issue of stock or securities convertible into stock. Southwest Gas Holdings, Inc. common stock does not contain any redemption provisions or conversion rights and is not liable to assessment or further call.
Preferred Stock Purchase Rights
On November 3, 2023, the Board authorized a dividend of one preferred stock purchase right (a “Right”) for each outstanding share of Southwest Gas Holdings, Inc. common stock, which was paid to holders of record of Southwest Gas Holdings, Inc. common stock as of 5:00 P.M., New York City time, on November 17, 2023 (the “Record Date”). The description and terms of the Rights are set forth in the Plan. Each Right entitles the registered holder to purchase from the Company one ten-thousandth (a “Unit”) of a share of Series A Junior Participating Preferred Stock, no par value per share, of the Company (the “Series A Preferred”), at a purchase price of $300.00 per one ten-thousandth of a share of Series A Preferred (the “Purchase Price”), subject to adjustment.
The Plan is intended to preserve the Company’s ability to effectuate a separation of Centuri Holdings (the “Spin-Off Transaction”) that would be tax-free to the Company (the “Tax-Free Status”), which status could be lost if certain stock purchases (including by existing or new holders in the open market) are treated as part of a plan pursuant to which one or more persons directly or indirectly acquire a 50% or greater interest in the Company (a “355 Ownership Change”) within applicable time periods for purposes of Section 355(e) of the Internal Revenue Code of 1986, as amended (the “Code”).
Distribution Date. Initially, the Rights will be attached to all shares of Southwest Gas Holdings, Inc. common stock, and no separate certificates evidencing the Rights will be issued. Subject to certain exceptions, until the Distribution Date (as defined below), the Company will issue one Right with each new share of Southwest Gas Holdings, Inc. common stock issued after the Record Date so that all shares of Southwest Gas Holdings, Inc. common stock will have Rights attached, the Rights will be transferred with and only with Southwest Gas Holdings,

Inc. common stock, and any transfer of Southwest Gas Holdings, Inc. common stock will constitute a transfer of the associated Rights. After the Distribution Date, the Rights will separate from the Southwest Gas Holdings, Inc. common stock and, as soon as practicable after the Distribution Date, separate certificates evidencing the Rights (“Rights Certificates”) will be mailed to holders of record of Southwest Gas Holdings, Inc. common stock as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights.
The “Distribution Date” means the earlier of:

•	ten business days after the public announcement that a person or group of affiliated or associated persons has become an Acquiring Person (as defined below) or such earlier date, as a majority of the Board becomes aware of the existence of an Acquiring Person; and

•	such date (prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person), if any, as may be determined by the Board following the commencement of, or the first public announcement of an intention to commence, a tender offer or exchange offer the consummation of which would result in any person or group of affiliated or associated persons becoming an Acquiring Person.
Exercisability. The Rights will not be exercisable until the Distribution Date. After the Distribution Date, each Right will be exercisable to purchase from the Company one ten-thousandth of a share of Series A Preferred for the Purchase Price. Prior to exercising their Rights, holders of Rights in that capacity have no rights as a stockholder of the Company, including the right to vote or receive dividends.
Consequences of a Person or Group Becoming an Acquiring Person.

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Flip-In Trigger. If any person or group becomes an Acquiring Person, each holder of a Right (other than Rights beneficially owned by an Acquiring Person, affiliates and associates of an Acquiring Person and certain transferees thereof, which Rights will thereupon become null and void) will thereafter have the right to receive upon exercise of a Right that number of shares of Southwest Gas Holdings, Inc. common stock having a market value of two times the Purchase Price.

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Flip-Over Trigger. If, after any person or group has become an Acquiring Person, the Company is acquired in a merger, consolidation or combination or 50% or more of its consolidated assets, cash flow or earning power are transferred, proper provisions will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person, affiliates and associates of an Acquiring Person and certain transferees thereof, which Rights will have become null and void) will thereafter have the right to receive upon the exercise of a Right that number of shares of common stock of the person (or its parent) with whom the Company has engaged in the foregoing transaction having a market value of two times the Purchase Price.

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Exchange Feature. At any time after any person or group becomes an Acquiring Person and prior to the earlier of one of the events described in the previous paragraph or the acquisition by an Acquiring Person of 50% or more of the outstanding shares of Southwest Gas Holdings, Inc. common stock, the

Board may exchange the Rights (other than Rights owned by an Acquiring Person, affiliates and associates of an Acquiring Person and certain transferees thereof, which Rights will have become null and void), in whole or in part, for shares of Southwest Gas Holdings, Inc. common stock or fractions of Series A Preferred (such a share of Southwest Gas Holdings, Inc. common stock or a fraction of Series A Preferred, as applicable, an “Exchange Security”), at an exchange ratio of one Exchange Security per Right.
Expiration. The Rights will expire on the earliest of (a) the close of business on the date that is two years after the date on which the Spin-Off Transaction is consummated (consistent with a presumption period for testing for a

355 Ownership Change), (b) the close of business on the date on which the Board determines to no longer pursue the Spin-Off Transaction or that the Spin-Off Transaction will not be consummated with Tax-Free Status, (c) the time at which the Rights are redeemed or exchanged pursuant to the Plan, (d) the close of business on the business day following the certification of the voting results of the Company’s 2024 annual stockholders meeting, if at such meeting the approval of the Plan has not been obtained, (e) the close of business on the day that is 270 days after the date of the Plan, if the approval of the Company’s stockholders has not been obtained by such date and only if as of such date the Amended and Restated Cooperation Agreement, dated as of October 24, 2022, by and among the Icahn Group (as defined in the Plan) and the Company (as it may be amended, modified, supplemented and/or amended and restated in accordance with the terms thereof from time to time) remains in effect and the Icahn Ownership Event (as defined in the Plan) has not occurred or (f) the time at which the Board determines that there is no longer a risk of a 355 Ownership Change occurring or that a 355 Ownership Change would not in any material respect adversely impact or otherwise impair the Tax-Free Status.
Process to Seek Exemption. The Plan includes procedures by which the Board will consider requests, prior to the date of public announcement that a person has become an Acquiring Person, from any person who desires to effect any acquisition of Southwest Gas Holdings, Inc. common stock that would, if consummated, result in such person beneficially owning 4.9% (9.9% in the case of a passive investor or, in the case of the Icahn Group or any member of the Icahn Group, the applicable amounts set forth in the Plan) or more of the then outstanding shares of Southwest Gas Holdings, Inc. common stock. The Board will only grant an exemption in response to an exemption request if the Board determines that the acquisition of shares of Southwest Gas Holdings, Inc. common stock by the requesting person (A) will not in any material respect adversely impact or otherwise impair the Tax-Free Status or (B) is in the best interests of the Company despite the fact that it may adversely impact in a material respect or otherwise impair the Tax-Free Status.
Redemption of the Rights. At any time before the Distribution Date, the Board may redeem the Rights in whole, but not in part, for $0.0001 per Right (the “Redemption Price”). The Redemption Price is payable, at the option of the Company, in cash, Southwest Gas Holdings, Inc. common stock or such other form of consideration as the Board shall determine. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. The Redemption Price will be subject to adjustment.
Amendment. For so long as the Rights are then redeemable, the Company may amend the Plan in any manner. After the Rights are no longer redeemable, the Company may amend the Plan in any manner that does not adversely affect the interests of holders of the Rights (other than an Acquiring Person, affiliates and associates of an Acquiring Person and certain transferees thereof).
Anti-Dilution Provisions. The Board may adjust the Purchase Price, the number of shares of Series A Preferred issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, a reclassification of the Series A Preferred or Southwest Gas Holdings, Inc. common stock or certain other specified transactions. No adjustments to the Purchase Price of less than 1% are required to be made.

Preferred Stock. Each one ten-thousandth of a share of Series A Preferred, if issued:

•	Will not be redeemable.

•	Will entitle holders to quarterly dividend payments of $.001 per one ten-thousandth of a share of Series A Preferred, or an amount equal to the dividend paid on one share of Southwest Gas Holdings, Inc. common stock, whichever is greater.

•	Will entitle holders upon liquidation either to receive $.001 per one ten-thousandth of a share of Series A Preferred, or an amount equal to the payment made on one share of Southwest Gas Holdings, Inc. common stock, whichever is greater.

•	Will have the same voting power as one share of Southwest Gas Holdings, Inc. common stock.

•	If shares of Southwest Gas Holdings, Inc. common stock are exchanged as a result of a merger, consolidation, or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of Southwest Gas Holdings, Inc. common stock.

The value of one ten-thousandth of a share of Series A Preferred should approximate the value of one share of Southwest Gas Holdings, Inc. common stock.
Preferred Stock
Our certificate of incorporation authorizes the Board, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock, without par value, in one or more series and to fix the rights, preferences, privileges and restrictions granted to, or imposed upon, any such wholly unissued series.
Certain Anti-Takeover Matters
Our certificate of incorporation, bylaws and the Plan contain provisions that may have the effect of discouraging persons from acquiring large blocks of Southwest Gas Holdings, Inc. stock or delaying or preventing a change in control of Southwest Gas Holdings, Inc. The material provisions which may have such an effect are:

•	provisions requiring a super-majority vote by holders of common stock in order to approve certain types of business combinations;

•	a provision permitting the Board to make, amend or repeal the bylaws;

•	authorization for the Board to issue preferred stock in series and to fix rights and preferences of the series (including, among other things, whether, and to what extent, the shares of any series will have voting rights and the extent of the preferences of the shares of any series with respect to dividends and other matters);

•	advance notice procedures with respect to proposals other than those adopted or recommended by the Board;

•	provisions permitting amendment of certain of these provisions only by an affirmative vote of the holders of at least 65 percent of the outstanding shares of Southwest Gas Holdings, Inc. common stock entitled to vote; and

•	provisions requiring director nominees nominated by a stockholder (each such person, a “Stockholder Nominee”) for election to the Board to provide us with certain information with respect to information and agreements between the Stockholder Nominee and any Stockholder Associated Person (as defined in our amended and restated bylaws).
In addition, the Rights may have certain anti-takeover effects. In general terms and subject to certain exceptions, the Plan works by imposing a significant penalty upon any person or group of affiliated or associated persons that acquires 4.9% (9.9% in the case of a passive investor or, in the case of the Icahn Group or any member of the Icahn Group, the applicable amounts set forth in the Plan) or more of the outstanding Southwest Gas Holdings, Inc. common stock, except in certain situations specified in the Plan (such person, an “Acquiring Person”). The Rights, however, should not interfere with any merger or other business combination approved by the Board.
Transfer Agent and Registrar
Equiniti Trust Company, LLC is the registrar and transfer agent for our common stock.
Listing
Our common stock is listed on the New York Stock Exchange under the symbol “SWX.”